# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: FEC RESOURCES INC., CIK 0000849997
CUSIP: 30246X108
Title of class of securities: Common Stock, Without Par Value
Address of issuer's principal executive offices: Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2B5
Date of event which requires filing of this statement: 07/31/2025
Filed by CIK 0001829200
Persons authorized to receive notices and communications: Paul Wallace, Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2B5, 778 587-6201

## Reporting persons
- PXP Energy Corp. (CIK 0001829200): type of reporting person: corporation (CO); citizenship or place of organization: Philippines (R6); source of funds: other (OO); sole voting power 806,563,711; shared voting power 0; sole dispositive power 806,563,711; shared dispositive power 0; aggregate amount beneficially owned 806,563,711 (81.25% of the class)
  Comment: Based on 992,646,096 shares of common stock outstanding, as reported on the Issuer's most recent Information Circular dated August 7, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Without Par Value
Name of issuer: FEC RESOURCES INC.
Address of issuer's principal executive offices: Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia Canada (A1), V6C 2B5
Comment: This report relates to the shares of common stock, without par value (the "Common Stock"), of FEC Resources, Inc. ("FEC"). The principal offices of FEC are located at Suite 2300, Bentall 5, 550 Burrard Street, Vancouver, British Columbia, V6C 2B5.

## Item 2. Identity and Background
Name of person filing:
PXP Energy Corporation (formerly Philex Petroleum Corporation) ("PXP"), a corporation organized under the laws of the Philippines.

Previously, PXP entered into a Joint Filing Agreement with Philex Mining Corporation ("Philex"), dated October 1, 2010, a copy of which is incorporated by reference, pursuant to which the PXP and Philex agreed to file a Statement, and amendments jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. At that time, Philex was the majority shareholder of PXP. However, on March 1, 2016 Philex Mining Corporation ceased to be the majority shareholder of PXP, hence PXP is filing this Schedule 13D solely by itself.
Residence or business address: 2nd Floor LaunchPad, Reliance corner Sheridan Street, Mandaluyong City, Metro Manila, Philippines 1550.
Present principal occupation or employment: The reporting issuer is engaged in oil and gas and mining activities in the Philippines.
Criminal convictions in the last five years: N/A
Civil proceedings (securities laws) in the last five years: N/A
Citizenship: Philippines

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On September 24, 2010, Philex sold 225,000,000 shares of FEC Common Stock to PXP, a wholly-owned subsidiary of Philex until March 1, 2016. PXP used its own existing assets to make this purchase. On July 31, 2020 PXP received 75,606,066 common shares of FEC in settlement of a rights offering advance of $170,111.40 and at the same time subscribed for an additional 374,393,920 in FEC's rights offering for additional proceeds of $842,388.57. PXP's interest in FEC was increased from 54.99% to 78.38% as a result. On July 31, 2025 PXP received 131,563,725 shares of FEC Common Stock for $1,157,760.78 in debt and accrued interest, increasing PXP's interest in FEC to 81.25%.

## Item 4. Purpose of Transaction
Purpose of transaction:
PXP acquired the shares of FEC Common Stock for investment purposes.

PXP has no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D under Rule 13d-1(a).

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Statement, PXP owns 806,563,711 shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: PXP has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of 806,563,711 shares of FEC Common Stock owned by PXP.
Transactions in the class effected during the past sixty days: As discussed in Item 3, on September 24, 2010, Philex entered into a Transfer Agreement with PXP whereby Philex sold 225,000,000 shares of FEC Common Stock to PXP for an aggregate purchase price of 342,337,698.00 Philippine pesos or approximately 1.52 Philippine pesos per share of FEC Common Stock. Such securities, in the aggregate, constituted approximately 51.2% percent of the outstanding Common Stock of FEC, based on 439,143,765 shares of Common Stock of FEC as reported on FEC's annual report on Form 20-F filed with the Securities Exchange Commission on July 15, 2010. This percentage was increased to 54.99% upon FEC returning to treasury 30,000,000 Common Shares upon settlement with a third party of a dispute. Subsequently, on July 31, 2020 PXP received 75,606,066 common shares of FEC in settlement of a rights offering advance of $170,111.40 and at the same time subscribed for an additional 374,393,920 in shares of Common Stock FEC's rights offering for additional proceeds of $842,388.57. PXP's interest in FEC was increased from 54.99% to 78.38% as a result. On July 31, 2025, PXP received an additional 131,563,725 shares of FEC Common Stock for $1,157,760.78 in debt and accrued interest, increasing PXP's interest in FEC to 81.25%.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of FEC other than as disclosed in this report.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Joint Filing Agreement, dated October 1, 2010 (incorporated by reference) https://www.sec.gov/Archives/edgar/data/78138/000114420410051903/v197911_ex1.htm
Exhibit 2 Transfer Agreement, dated September 24, 2010 (incorporated by reference)
https://www.sec.gov/Archives/edgar/data/78138/000114420410051903/v197911_ex2.htm

## Signatures
- PXP Energy Corp.: /s/ Mark Rilles, Chief Financial Officer (08/26/2025)